Crawford®

WORKERS' COMPENSATION CLAIMS ADMINISTRATION



Crawford handles work-related losses ranging from single-claim assignments to comprehensive claim administration programs.

- Consistent and coordinated claims handling available through Crawford's network of Risk Management service centers.
- On-site consulting in adjudication, investigation, medical, and vocational matters available throughout North America.
- Cost-effective, professional claims handling provided by dedicated Crawford units.
- Adjusters and nurses work in tandem using electronic file-management programs.
- On-call network of industry-specific experts share unique insights.
- All suspicious claims investigated thoroughly using discrete surveillance practices.

CATASTROPHE SERVICES



Crawford's comprehensive array of resources – technical expertise, management and supervision, and manpower – allow us to respond quickly to any large-scale loss.

- Cost-effective outsourcing services for insurance companies.
- Worldwide, on-site response within hours.
- Client-customized service configuration and loss-reporting programs.
- Pre-loss consultations prepare clients for the unexpected.

RISK SCIENCES GROUP



A provider of risk management information systems (RMIS) and RMIS-related products for insurers, self-administered corporations and self-insured organizations.

- A suite of customizable loss-reporting products available over the Internet.
- Experienced risk management professionals on call for account management support.
- Data-mapping processes for flexible database management.
- Technical expertise available for database customization and complex loss reporting.
- Clients can access their risk management data via the Internet using Sigma Encore Suite℠.

HEALTHCARE MANAGEMENT



Through a network of 200 locations, Crawford is able to provide services either separately or within comprehensive claims management programs.

- Low-cost/low-severity cases handled by telephone.
- Medical and vocational consulting on high-cost/high-severity cases handled on-site.
- Review standards ensure that treatment plans are appropriate and focused on patient's return-to-work.
- Affordable, return-to-work focused care ensured through PPO channeling and repricing.
- Long-term care management available for aging, disabled, or chronically ill individuals.
- Provider bills audited to identify unnecessary expenses.
- Short- and long-term disability management speed patient recovery and resolution.

CLASS ACTION SERVICES



For clients with mass liability exposures, Crawford will settle thousands of claims fairly, promptly, and consistently.

- Our reputation for integrity and experience has won the confidence of courts across the United States and Canada.
- A demonstrated ability to work with defendants and plaintiffs fairly and objectively.
- Field inspections from over 700 locations around the world.
- Expert support in property, casualty, vehicle, product-defect claims, and other fields.
- A wide range of medical cost-containment services.
- Customized electronic-claim file management.
- Consistent settlement protocol ensured by ongoing quality control.

CRAWFORD UNIVERSITY



Employees and clients have access to continuous education and professional development through our leading-edge corporate training program.

- Mandatory orientation for all newly hired adjusters, case managers, and appraisers.
- Practical, hands-on skills training develops "real-world" insight.
- Customer focus provided by guest lecturers from client companies.
- Continuing education resources – both general and specialized – available to students.
- Career planning and Web-based training options found on Crawford University Web site.
- Crawford's ethics, culture, and values are key curriculum components.

2001 SIGNIFICANT EVENTS

- Company-wide revenues grew to a record $725.5 million.
- Cash provided by operating activities grew 14.5% to $63.1 million.
- Dividends per share increased 1.8% to $0.56 per share.
- Acquisitions in Canada, Australia, the Netherlands, and Brazil.
- Strategic alliance with Xactware®.

PROPERTY CLAIMS MANAGEMENT



From first call to resolution, Crawford brings its expertise to bear on routine losses, catastrophic events, and every situation in between.

- Routine property losses handled promptly and cost effectively with state-of-the-art technology from Xactware.
- Technical Services and Major Loss Group.
- Affordable repairs available through a national network of certified contractors.
- Direct repair reinspection programs guarantee policyholder satisfaction.
- In-house forensic investigations for events ranging from house fires to terrorist explosions.
- Global Risk Administration units support worldwide insurers, brokers, and multinational corporations who require program-managed loss handling.

CASUALTY CLAIMS SERVICES



Our services range from task assignments to comprehensive resolutions. Continuous adjudication is available on any claim, from initial investigation through settlement.

- Worldwide on-scene accident investigation.
- Full-time technical and legal support in subrogation and collections.
- Prompt appraisal and disposition of auto liability claims.
- National reinspection programs for vehicle fleets.
- A global network of heavy equipment and trucking experts for on-site claims handling.
- Expert assistance in litigation management.
- A wide array of claims reporting options.

CONTRACTOR CONNECTION℠



Guaranteed work on property losses at the lowest reasonable prices through our national direct-repair network.

- One-step resolution for residential and light property losses using Xactware technology.
- Highest-grade workmanship ensured through strict contractor certification policies.
- Quality assurance systematically reviewed before, during, and after repair work.
- Fast and reliable service provided by Internet-based file-management program.

Contents

RELATIONSHIPS

Who are they with?

What are they worth?

When are they needed?

Where can they be found?



Why are they important?

How do they work?

The **Answers** to all these questions lie with those who know us best.

Who can help reduce the risk of a nationwide business on the go?


RUAN
RUAN

When the right people have the right tools, expect good results.

by

Bob Hargis

Vice President, Risk Management
Ruan Transportation Management Systems

Every day, Crawford adjusters, catastrophe specialists, private investigators, and other claims professionals are at work within minutes and hours of a client's call. How? With a staff of more than 10,000 in 700 locations around the world, we're always where our clients need us. This worldwide presence sets us apart from our competitors. And our clients receive a higher level of service because they're working with people who know the locale, the language, and its particular protocols.



Regional proximity also gives Crawford personnel the know-how to construct tailored solutions for each client. From legal support to custom file-management software and surveillance activity to return-to-work focused care, Crawford employees have a wide array of resources to choose from. And consultations with Crawford risk management executives are always available on such matters as loss funding, claims management, and risk control.

This combination of local presence, customized solutions, and experts-at-the-ready has made Crawford the superior choice for insurance outsourcing services regardless of industry, company size, or geographic location.

As Vice President of Risk Management for a full-service transportation company, Bob Hargis is constantly crunching numbers. His mantra? "If you can't measure it, you can't manage it." With Ruan providing dedicated transportation, logistics, truck leasing, and truck rental services at locations throughout the country, he's got a lot to figure.

Thanks to Ruan's partnership with Crawford, Hargis has some help with the numbers...and the results are impressive.

In a business where workers' compensation claims are costly, Ruan's results are 13 percent less than the industry average. And since teaming up with Crawford, Ruan's number of employees on temporary total disability has been reduced by 95 percent. Consequently, the average return-to-work time for injured employees has been reduced, and Ruan's claims costs continue to trend downward.

What's made the difference? "Along with Crawford's claims handling services, reporting tools, and geographic coverage," says Hargis, "Crawford adjusters act quickly and have the tools that allow us to decide our next actions almost instantly."


Quality Starts Here.
Listen to the Voice of the Customer

by

Paul Stachura

Vice President,
International Claims Administration
Chubb Corporation

When client service is paramount, learning and development are key.

What's the value in going back to school?

Chubb Insurance partners with Crawford to provide the highest quality of service on claims arising in many foreign locations. Whether it's a cargo loss in Argentina or a warehouse fire in Seoul, the Crawford team works in close collaboration with Chubb to manage the claim. "Crawford's multinational infrastructure, flexibility, responsiveness, technical ability, and sense of urgency have shown them to be a preferred choice for Chubb," says Stachura.

Another characteristic that's impressed Stachura: Crawford's commitment to continuing education. In fact, Stachura has spoken as a guest lecturer at Crawford University on multiple occasions addressing global claims challenges and customer service requirements.

Besides his own involvement in the program, Chubb Claims staff from European and Asia-Pacific operations have attended classes sponsored by the university. "The educational offerings are, of course, important," says Stachura. "But there's another benefit to our learning together. The more we get to know each other, and each other's cultures, the better we work together."



Ever since Jim Crawford taught the first course at Crawford almost 60 years ago, education has been a Crawford & Company cornerstone. New hires, 30-year employees, and thousands in between take advantage of Crawford University offerings each year. Whether they're absorbing the latest in governmental regulations, learning industry-specific claims procedures and exposures from a client lecturer, or studying workers' compensation claims adjudication via Crawford University's Web site, our employees place a high priority on continuing education.

Our success also depends on client participation in the classroom. We believe, and experience has shown, that shared education enhances professional knowledge, practical skills-building, creative problem-solving, and mutual trust between Crawford colleagues and their clients. Most importantly, these opportunities educate us about how our clients conduct business, about their needs, and about how they look at claims problems.

A fundamental of our curriculum is the emphasis we place on ethics within Crawford and professional behavior in the field. Including our clients in these discussions enables us to learn about their particular standards and how our practices dovetail. As a result, Crawford employees are always up-to-date on the most current industry developments and conduct business according to the values that make Crawford & Company respected around the world.

When
the situation
requires instant
understanding,
we speak the
same language.



by

Eduardo Couyoumdjian

Regional Claims Director, Latin America Region
Zurich International

Where can you find a global-services network dedicated to local customers?



At Crawford, we've mastered the paradox of being global. Having offices in 67 countries around the world isn't enough. In each country, we strive to be the best local company with the right answers, the fastest, most effective initiatives, and the specialized attention clients deserve.

Our clients live in São Paulo, Tokyo, Sydney, and Edinburgh – and so do we. Knowing the ins and outs of our clients' industries, as well as local business, legal and cultural codes, enables Crawford employees to deliver the most competent service possible.

Clients benefit not only from exceptional regional expertise but also from the worldwide resources of Crawford & Company. Whether a company requires support in workers' compensation, healthcare management, property and casualty claims, catastrophe services, or class action assistance, Crawford brings over 60 years of experience, expertise, and innovation to bear on each situation.

Simply said, regardless of where Crawford clients work, they receive extraordinary, personalized service from a local professional – who's backed up by the services and resources of a global leader.

With over 125 years of history, Zurich is one of the largest financial services providers in the world. The Swiss-based firm boasts global activities in 60 countries and employs 70,000 personnel.

In Zurich's Latin American region, Eduardo Couyoumdjian was looking for a strategic partner to provide claims adjustment services.

"We looked for a firm we could trust," says Couyoumdjian. "Crawford is, in a way, our external image and, as such, we needed a company with high-quality standards, a group of impeccable professionals, a solid financial background, and a strong regional network. All of this would allow us to provide an outstanding service to our customers."

By teaming up with Crawford, Zurich found a solid local partner who understands the specific needs and ways of doing business in each local market. "Crawford has provided our customers and us with global resources, a solid reputation, and name recognition with reinsurers and international markets."

"Although this partnership is not exclusive, the main factor that has made this partnership a real success story," says Couyoumdjian, "has been the personal and professional relationships we have developed regionally and in every single country. There is great communication, a great willingness to solve every problem that may arise, an understanding of our needs, and a good level of service to us and our customers."

When is it wise to outsource your staffing needs?



When you trust the company who's going to represent you.

by

Randall Day

Director of Strategic Alliances for Claims
SAFECO Insurance



For decades, claims management services have been a fundamental part of Crawford's business portfolio. And more new clients continue to outsource these services to us each year. Why? Because more and more insurance companies and self-insured entities are discovering that it makes economic sense to relinquish this expensive portion of their operations.

Around the world, from the United States and Sweden to Canada and the U.K., Crawford has proven that it can handle claims administration more efficiently and cost effectively by leveraging our global service capabilities for the benefit of our many clients. The value we bring to our outsourcing clients is evident on the bottom line – where dollars are saved – and the front line – where the client and claimant receive efficient and effective service.

Thanks to our wealth of information and experience, our worldwide source of personnel, and our focus on technological solutions, whenever companies around the world need their claims investigated, estimated, and resolved, they call on us.

"I don't believe in outsourcing simply for outsourcing's sake," says Randall Day, Director of Strategic Alliances for Claims at SAFECO Insurance. "But when an outsourcing relationship brings value to our customers and to us, then it's definitely an attractive resource."

For the past two years, Crawford has been providing claims adjusting services to SAFECO.

"Crawford provides us with additional adjusting capacity so that when large claims situations arise, we have the staff to handle claims effectively and efficiently."

In the spring of 2000, an earthquake registering 6.8 on the Richter scale rocked Seattle, and SAFECO called on Crawford's catastrophe team to help estimate and resolve claims. "They were the new kids on the block," says Day, "and the microscope was definitely on them. But they did a great job. In fact, at every level, from top leadership to the people in Q & A to the contractors, I have felt that the people associated with Crawford give their best effort."



by

Jim Barnes

Managing Director
Christian Brothers
Risk Management Services

When software and services are integrated, satisfaction follows.

What's the winning component to a successful high-tech solution?

Charged with helping Christian Brothers Risk Management Services serve the risk managerial needs of many organizations in the Catholic Church community, Jim Barnes answers to hundreds of groups associated with the Catholic Church. The ministries served include Catholic religious order institutes, schools, and social service agencies.

"Ten years ago, Christian Brothers Services contracted with Crawford to help upgrade our claims system. Crawford commissioned their Risk Sciences Group to design a customized claims program. And then they assembled a team to support us and our new systems."

The staff assigned to Christian Brothers has had minimal turnover. And customer feedback has been consistently positive.

"The speed and courtesy of the service was outstanding"... "Always on top, always available, always professional!" and "What a pleasure to deal with such professional, courteous people," are just a few of the comments that have been made by Christian Brothers' clients.

"Crawford's experienced and knowledgeable personnel have assisted in achieving results that have contributed to cost savings," says Barnes. "Intercompany education, a well-managed dedicated unit, and Risk Sciences Group's state-of-the-art data and information systems have been key components of the success Christian Brothers Services has enjoyed in our alliance with Crawford."

A custom software program can make all the difference between a smooth-running claims operation and a back office that's wallowing in work. That's why Crawford's Risk Sciences Group – in consultation with each client – designs specialized programs that integrate seamlessly with client software and help clients process claims, analyze data, and reduce the overall expense of risk.

But software alone isn't the answer. We believe sophisticated technology works best when paired with well-trained human support.

Many of our clients with large claims volume have a dedicated unit that handles all claims administration. Because these teams of Crawford employees are located either on the client's site or close by, client input is guaranteed through day-to-day contact. In addition to the team members, clients have full access to operational and technical support from any of Crawford's 700 worldwide offices.



Through this combination of companywide expertise, high-tech solutions, and hands-on service, Crawford clients have discovered that savings on overall claims costs far outweigh the costs associated with Crawford's technical and administrative services.

When does partnering make good business sense?



Who you choose is as important as why.

by

Greg Somerville

Senior Vice President, Claims
CGU Canada

It's through long-term relationships that we best demonstrate our service and value to clients.



Our competitive advantage is a unique combination of resources, expertise, and flexibility that helps our clients meet the challenges of their particular business environments. And as a result, over time, our clients become our partners, a trust develops, and in many cases friendships develop as well.

Client retention is the key to our success. But like any business, we also need to produce new sources of revenue. Most often, new business comes from companies who have ended a relationship with a competitor or who have chosen to outsource their claims for the first time. In either case, we look to maintain these relationships for the long term. And in today's "what have you done for me lately?" business environment, we feel strongly that this commitment to long-term relationships illustrates the value that we strive to bring to our clients.

The 1999 merging of three Canadian insurance companies made CGU the largest insurance carrier in Canada. "But that doesn't guarantee us success," says Greg Somerville, CGU's *senior vice president, Claims.*

The massive restructuring has had one common goal: customer satisfaction. And with the help of Crawford, CGU is on its way to higher levels of service and customer approval.

"Superior claims services is integral to retaining and attracting customers," says Somerville. "And we're only as good as the claims service we provide – or our partners *provide on our behalf.*"

Crawford employees have been trained to process claims consistent with CGU standards, thereby presenting transparent continuity when handling claims and customer calls. In fact, when the CGU claims group leaves at the end of the day, Crawford employees man the phones from a dedicated service center, fielding the calls and processing the claims exactly like CGU personnel did earlier in the day.

"*We're constantly seeing* the value of bringing consistency to how we deal with customers and how they want to be treated," says Somerville. "And the alignment of strategies between CGU and Crawford that focuses on quality and service is critical to our success."

To Our Shareholders



Grover L. Davis
President and Chief Executive Officer



Archie Meyers, Jr.
Chairman

Customer relationships are the lifeblood of any organization; a business that doesn't value these relationships won't be in business long. Since our founding in 1941, Crawford has become the acknowledged leader in our industry because we value and nurture our relationships. We are confident that these relationships will be the key to our continued success in the years ahead.

Record Revenues and Increased Net Income

Total revenues reached a record $725.5 million, a two percent increase over 2000 revenues, and net income grew a healthy 16 percent to $29.4 million or $0.61 per share. The financial results posted for 2001, along with strengthening market conditions and our significantly increased electronic capabilities, through the roll-out of new technology in 2002, bode well for Crawford's long-term growth.

Domestic revenues accounted for $534.7 million in 2001, growing a solid three percent. This growth came despite a lack of any significant weather-related claim activity. 2001 marked the second consecutive year where the country did not experience a landfall hurricane, but despite this, we still experienced growth in revenue from our Catastrophe operations. The growth was due primarily to the creation of two specialty units: one unit dedicated to adjusting losses arising from mold contamination, and the other dedicated to reviewing re-opened claims related to the 1994 Northridge earthquake. We will continue to focus our business development efforts in this market on projects such as these, that help reduce our dependence on weather-related claims activity. Revenue growth also reflected increased risk management services fees from self-insured clients. The recent award of several new programs from this customer base will add to revenues in 2002.

International revenues stood at $190.9 million, a slight one percent decrease from 2000 results. However, international revenues would have increased by six percent if the adverse impact of exchange rate fluctuations, due to the strong U.S. dollar, were factored in. You will read below about the continuing expansion of our positive relationships in Japan, Brazil, Australia, Canada, and the U.K. We believe our international operations are poised to continue to grow their market share in 2002.

Strengthening Relationships Around the Globe

From hemisphere to hemisphere, Crawford advanced and augmented its international relationships significantly in 2001 – furthering our strategic plans for growth improvement in our global operations. In Japan, we were granted a full-trading

FINANCIAL AND OPERATING HIGHLIGHTS (in millions, except per share data)
Crawford & Company

Year Ended December 31	2001	2000	% Change
Revenues	**$725.5**	$712.2	1.9%
Operating Earnings [1]	**56.0**	65.6	-14.6%
Cash Provided by Operating Activities	**63.1**	55.1	14.5%
Net Income Per Share Before Special Charges	**0.61**	0.73	-16.4%
Net Income Per Share – Diluted	**0.61**	0.52	17.3%
Dividends Per Share – Class A and B	**0.56**	0.55	1.8%

[1] *Earnings before special charges, amortization of goodwill, net corporate interest and income taxes.*

license. According to Japan's licensing authority, Crawford is the first foreign international loss adjusting and claims service organization to be granted this status. Services were also expanded in Brazil, where Crawford opened property and casualty as well as marine cargo lines of business through our new offices in Rio de Janeiro, Santos, Victoria, and Campinas. This Brazilian expansion marks another significant step in our quest to be strategically and geographically positioned to better serve our business partners in this region. In fact, Crawford was named Brazil's top loss adjuster in August of 2001 by the National Insurance and Savings Market Academy.

In Australia, Crawford acquired Central Victoria Loss Adjusters, expanding the existing Crawford Australia operations in terms of territory and market base. This acquisition complements the Company's strategy of building a stronger national network in Australia. Also, our managed care process, which has served our clients very well in the U.S., was exported to Australia in late 2001, and should contribute to revenues and earnings in 2002. Canada completed an acquisition in 2001, with the purchase of Leonard, Hirst & Miller Adjusters Limited, a multi-line adjusting firm that has served Alberta, Canada, since 1957. This acquisition creates an adjusting powerhouse for Crawford in Alberta, with eight offices and more than 190 employees.

In 2001 the U.K was restructured in order to better serve the market. This restructuring will enable us to deliver new products and services to clients.

Building Better Relationships Through Technology

In our quest to revolutionize how we handle property claim assignments from insurance companies, Crawford has partnered with Xactware, a Utah-based company, to form a strategic alliance. Powered by one fully integrated system, Xactware's technology enables Crawford to provide unmatched service for commercial and residential property claims by handling them faster, with greater consistency, and improved quality assurance. Crawford will receive property assignments online from insurance carriers. In turn, adjusters can download assignments and send finished work products to clients electronically. The system also allows electronic routing of property claims to our property repair service, and claims are electronically flagged for re-inspections and quality assurance. We know of no other company that offers the start-to-finish property claims service we offer – a service certain to increase our penetration in this market. Contractor Connection,SM our managed property repair service, will also benefit from the partnership with Xactware. Our property repair network of more than 1,700 contractors that provides repair and restoration services for our clients and their policyholders throughout the country will now be able to offer electronic reporting, online review of repair status, and adhoc management reporting capabilities. Contractor Connection has become the brand name for all of our managed property repair services, replacing repairNet and The PRISM Network.

Another technology solution that will set Crawford apart is the automation of Crawford Surveillance Services, our insurance fraud investigation unit. This unique product uses secure facilities to allow insurance fraud assignments, case assignments, and the finished work product to all be communicated electronically. The resulting efficiencies are good examples of our quest for continued innovation and timeliness in this area.

We are also implementing technology to automate our vehicle condition inspections. We are confident that our investment in this new technology, coupled with our vast geographic network of branch operations, will allow us to signifi-


2001 Revenues
(in thousands)
$190,868
International
$534,671
U.S.
Revenues
(in millions)
$712.2
$725.5
00
01
Cash Provided by Operating Activities
(in millions)
$55.1
$63.1
00
01
Dividends Per Share
$.55
$.56
00
01

cantly increase our penetration in this market.

Assessing the Loss of September 11th

While 2001 was a year of progress and activity for us, it was also one unexpectedly punctuated by the events of September 11th. These events left no American unscathed – Crawford & Company being no exception. Just three blocks from the World Trade Center, windows were shattered and lives were changed in our New York office. Although we at Crawford have played an important role in assisting in many catastrophes in recent years, from the Northridge earthquake in California to the bombing in Oklahoma City, this is the first time we found ourselves on the other side of the equation. Four of our clients were tenants in the leveled buildings. Many of our Manhattan employees, now working out of other offices, are part of the army of claims professionals assessing the devastation at Ground Zero. Our thoughts have constantly been with these clients who have experienced an incalculable loss, as well as with our own people who continue to be involved personally and professionally in the aftermath.

Achieving Higher Profitable Growth

Our insurance company clients are looking for ways, just as we are, to better control their costs. Even before September 11th, it was reported that the nation's health insurers' profits dropped 53 percent in the first quarter. In all, profits were down almost $4 billion. Outsourcing certain claim functions and/or streamlining the number of vendors they use are two approaches being implemented by many. As mentioned earlier, the insurance market has begun to harden, even more so since the September 11th tragedy. With insurance premiums increasing at double-digit rates, even higher in some instances, corporations are looking at alternative risk transfer methodologies, assuming more risk, to offset some of the increases. All of the above holds great promise for Crawford. Whether an insurer is looking to outsource or to reduce the number of vendors they are using, or a corporation is looking for the right TPA to assist them with managing their risk retention, they both need a reliable partner who is knowledgeable of their industry, who is located wherever they need them, and whose core competency is claims administration. Geographic spread and expertise are extremely important to our customers, and these continue to be two of our greatest assets. But, as far as we are concerned, we must offer more. We must further differentiate ourselves through technology and quality of service. In the latter part of 2001, we focused attention and capital toward the development and deployment of technological solutions such as the ones mentioned earlier. These solutions, along with the technology solutions we already offer our clients, make Crawford the most logical partner. However, quality of service is one of the most important criteria our customers use to measure effectiveness. Quality is the most important component in ensuring client retention and long-term growth of any organization. That is why our founder, Jim Crawford, 61 years ago, coined the phrase: Top Quality, Promptly. These three words represent the foundation upon which Crawford was built. That is why we continue to strive for flawless delivery of our services. Last year, aside from the significant investment we continually make in Crawford University, we implemented a new quality program in Crawford: "Voice of the Customer." As a complement to and in support of this quality initiative, we reorganized our field management structure, significantly increasing the number of these important positions. As a result, our span of control is better than it's ever been. The oversight of our branch operations, from file quality to accurate billing for our services, has never been more intense and results have been overwhelmingly positive. Our customers are noticing the difference, too.

Crawford's long-term ability to successfully grow its business is directly related to client satisfaction and retention. We will continue to build upon the advances made in 2001. These are critical to better serving our clients in a marketplace where rapid change is the rule and client needs are more acute than ever. In addition, we will continue to be diligent about our cost structure, constantly monitoring it to ensure that it is in line with revenues and that our business is operating as efficiently as possible.

Translating Invaluable Relationships into Shareholder Value

Market expansion, technological innovation and new products – all of these are necessary ingredients for a business' health and longevity. But the true value of these requirements can be realized only through customer relationships. As you have read on the preceding pages, Crawford's strengths as a company are personified through its customer relationships. And that's the way it should be. We are strong for our customers and because of our customers. In turn, these invaluable customer relationships can translate into real value for our shareholders. Thank you for your continued support.

Grover L. Davis
President and
Chief Executive Officer

Archie Meyers, Jr.
Chairman

March 22, 2002

CRAWFORD & COMPANY 2001 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated net income was $29,445,000 for 2001 as compared to $25,348,000 in 2000 and $39,264,000 in 1999.

The following is a discussion and analysis of the consolidated financial condition and results of operations of Crawford & Company by its two reportable segments: United States ("U.S.") operations and international operations. Expense amounts discussed are excluding special charges, year 2000 expense, amortization of goodwill, net corporate interest, and income taxes. This discussion should be read in conjunction with the Company's consolidated financial statements and the accompanying footnotes.

RESULTS OF OPERATIONS

Operating results for the Company's U.S. and international operations were as follows:

				% Change From Prior Year	
(Years Ended December 31)	**2001**	2000	1999	**2001**	2000
(in thousands)					
Revenues:					
U.S.	**$534,671**	$519,150	$523,342	**3.0 %**	(0.8)%
International	**190,868**	193,024	178,584	**(1.1)%**	8.1 %
Total	**725,539**	712,174	701,926	**1.9 %**	1.5 %
Compensation & Benefits:					
U.S.	**331,116**	316,398	318,450	**4.7 %**	(0.6)%
% of Revenues	***61.9%***	*60.9%*	*60.8%*		
International	**125,862**	123,331	112,892	**2.1 %**	9.2 %
% of Revenues	***65.9%***	*63.9%*	*63.2%*		
Total	**456,978**	439,729	431,342	**3.9 %**	1.9 %
% of Revenues	***63.0%***	*61.8%*	*61.5%*		
Expenses Other than Compensation & Benefits:					
U.S.	**160,300**	154,207	140,324	**4.0 %**	9.9 %
% of Revenues	***30.0%***	*29.7%*	*26.8%*		
International	**52,233**	52,669	55,783	**(0.8)%**	(5.6)%
% of Revenues	***27.4%***	*27.3%*	*31.3%*		
Total	**212,533**	206,876	196,107	**2.7 %**	5.5 %
% of Revenues	***29.3%***	*29.0%*	*27.9%*		
Operating Earnings: [1]					
U.S.	**43,255**	48,545	64,568	**(10.9)%**	(24.8)%
% of Revenues	***8.1%***	*9.4%*	*12.4%*		
International	**12,773**	17,024	9,909	**(25.0)%**	71.8 %
% of Revenues	***6.7%***	*8.8%*	*5.5%*		
Total	**56,028**	65,569	74,477	**(14.6)%**	(12.0)%
% of Revenues	***7.7%***	*9.2%*	*10.6%*		

[1] *Earnings before special charges, year 2000 expense, amortization of goodwill, net corporate interest, and income taxes.*

U.S. OPERATIONS

Years Ended December 31, 2001 and 2000

Revenues

U.S. revenues by market type for 2001 and 2000 are as follows:

(in thousands)	**2001**	2000	Variance
Insurance companies	**$284,966**	$273,177	4.3%
Self-insured entities	**199,049**	195,936	1.6%
Class action services	**50,656**	50,037	1.2%
Total U.S. Revenues	**$534,671**	$519,150	3.0%

Revenues from insurance companies increased 4.3% to $285.0 million in 2001 compared to 2000, due to increases from mold-related claims and reopened Northridge earthquake claims during the year and from growth in surveillance services revenue. Revenues from self-insured entities increased 1.6% to $199.0 million in 2001, reflecting the hardening of the U.S. insurance market. Revenues from class action services increased 1.2% to $50.7 million in 2001.

Excluding the impact of class action services and acquired revenues, U.S. unit volume, measured principally by cases received, decreased 6.1% from 2000 to 2001. This decrease was offset by an 8.7% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 2.6% increase in U.S. revenues from 2000 to 2001, excluding revenues from class action services and acquired revenues. The Company's U.S. insurance company referrals for high frequency, low severity claims have declined during the year, resulting in an increase in the Company's average revenue per claim. Class action services increased U.S. revenues by 0.1% in 2001. The Company's acquisition of Greentree Investigations, Inc. ("Greentree") in March 2000 (included in non-class action revenues) increased U.S. revenues by 0.3% in 2001.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. U.S. compensation expense as a percent of revenues increased to 61.9% in 2001 as compared to 60.9% in 2000. There were 5,669 full-time equivalent employees in 2001, compared to 5,534 in 2000.

U.S. salaries and wages increased to $280.3 million in 2001 from $271.8 million in 2000. Payroll taxes and fringe benefits for U.S. operations totaled $50.8 million in 2001, increasing 14.0% from 2000 costs of $44.6 million. These increases are primarily due to higher costs related to the Company's self-insured employee medical and workers' compensation programs.

Expenses Other than Compensation and Fringe Benefits

U.S. expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 30.0% in 2001 from 29.7% in 2000. These increases are primarily due to higher legal fees and other professional fees which are partially offset by lower professional indemnity self-insurance costs.

Years Ended December 31, 2000 and 1999

Revenues

U.S. revenues by market type for 2000 and 1999 are as follows:

(in thousands)	2000	1999	Variance
Insurance companies	$273,177	$273,994	(0.3)%
Self-insured entities	195,936	196,363	(0.2)%
Class action services	50,037	52,985	(5.6)%
Total U.S. Revenues	$519,150	$523,342	(0.8)%

Revenues from insurance companies decreased 0.3% to $273.2 million in 2000 compared to 1999, due largely to a lack of severe weather during the fourth quarter of the year. Revenues from self-insured entities decreased 0.2% to $195.9 million in 2000, due primarily to a decline in claim referrals. Revenues from class action services decreased 5.6% to $50.0 million in 2000.

Excluding the impact of class action services and acquired revenues, U.S. unit volume, measured principally by cases received, decreased 6.4% from 1999 to 2000. This decrease was partially offset by a 4.7% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 1.7% decline in U.S. revenues from 1999 to 2000, excluding revenues from class action services and acquired revenues. The Company's U.S. insurance company referrals for high frequency, low severity claims have declined during the year as the Company's insurance company clients have chosen to handle these claims telephonically to improve operating margins. This has resulted in an increase in the Company's average revenue per claim. The decline in class action services decreased U.S. revenues by 0.6% in 2000. The Company's acquisitions of PRISM Network Inc. ("PRISM") in August 1999 and Greentree in March 2000 (included in non-class action revenues) increased U.S. revenues by 1.5% in 2000.

Compensation and Fringe Benefits

U.S. compensation expense as a percent of revenues increased slightly to 60.9% in 2000 as compared to 60.8% in 1999. There were 5,534 full-time equivalent employees in 2000, compared to 5,624 in 1999.

U.S. salaries and wages remained constant at $271.8 million in 2000, compared to 1999. Payroll taxes and fringe benefits for U.S. operations totaled $44.6 million in 2000, decreasing 4.4% from 1999 costs of $46.7 million. This decrease is due to lower pension expense in 2000, resulting from higher interest rates and favorable investment returns.

Expenses Other than Compensation and Fringe Benefits

U.S. expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 29.7% in 2000 from 26.8% in 1999. This increase is due primarily to higher professional fees related to the outsourcing of certain information technology functions, higher costs related to the Company's self-insurance program, and increased bad debt expense.

INTERNATIONAL OPERATIONS

Years Ended December 31, 2001 and 2000

Revenues

Revenues from the Company's international operations totaled $190.9 million in 2001, a 1.1% decrease from the $193.0 million reported in 2000. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 3.4% in 2001 compared to 2000. Several small strategic acquisitions in Holland, Brazil, Australia, and Canada increased revenue by 3.0% in 2001. Revenues are net of a 6.3% decline during 2001 due to the negative effect of a strong U.S. dollar.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 65.9% in 2001 from 63.9% in 2000. There were 2,900 full-time equivalent employees in 2001, compared to 2,701 in 2000.

Salaries and wages of international personnel increased as a percent of revenues, from 55.6% in 2000 to 57.2% in 2001. The increase is primarily due to an increase in capacity in the Company's international operating units due to a decline in case volume. Payroll taxes and fringe benefits increased as a percent of revenues from 8.3% in 2000 to 8.7% in 2001.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits increased slightly as a percent of revenues from 27.3% in 2000 to 27.4% in 2001.

Years Ended December 31, 2000 and 1999

Revenues

Revenues from the Company's international operations totaled $193.0 million in 2000, an 8.1% increase from the $178.6 million reported in 1999. This increase is largely due to increased referrals from new claims handling agreements entered into during the 1999 fourth quarter. Several small strategic acquisitions in Holland and France contributed 2.1% of the revenue increase for 2000. Revenues are net of a 5.2% decline in 2000 due to the negative effect of a strong U.S. dollar.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 63.9% in 2000 from 63.2% in 1999. There were 2,701 full-time equivalent employees in 2000, compared to 2,495 in 1999.

Salaries and wages of international personnel increased as a percent of revenues, from 54.0% in 1999 to 55.6% in 2000. This increase is due to higher incentive compensation expense, which is based on growth in international earnings. Payroll taxes and fringe benefits decreased as a percent of revenues from 9.2% in 1999 to 8.3% in 2000. This decrease is due to lower pension expense in 2000 resulting from higher interest rates and favorable investment returns.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits decreased as a percent of revenues, from 31.3% in 1999 to 27.3% in 2000. The decline is due primarily to reduced bad debt expense due to the collection of old, outstanding amounts.

Special Charges and Year 2000 Expense

In December 2000, the Company announced the termination of its contract with a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge, net of related income tax benefits, totaled $10.3 million or $0.21 per share for the year ended December 31, 2000.

During 1999, the Company completed its project to remediate its computer systems to address the Year 2000 issue. The Year 2000 issue, which was common to most organizations, concerned the inability of information systems to properly distinguish the year 2000 from the year 1900. During 1999, year 2000 expense, net of related income tax benefits, was $3.2 million or $0.06 per share. There were no such expenses during 2000 or 2001.

Financial Condition

At December 31, 2001, current assets exceeded current liabilities by approximately $105.3 million, a decrease of $1.2 million from the working capital balance at December 31, 2000. Cash and cash equivalents at the end of 2001 totaled $22.0 million, decreasing slightly from $22.1 million at the end of 2000. Cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, acquisitions of property and equipment, acquisitions of businesses, investments in computer software, and payments on short-term borrowings.

During 2001, the Company did not repurchase any shares of its Common Stock. As of December 31, 2001, 705,863 shares remain to be repurchased under the 1999 share repurchase program authorized by the Company's Board of Directors.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings outstanding as of December 31, 2001 totaled $36.4 million, decreasing from $44.4 million at the end of 2000. The Company's long-term debt totaled $36.4 million as of December 31, 2001, compared to $36.7 million at December 31, 2000. The Company believes that its current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

During 2001, the Company recorded a minimum pension liability adjustment in Accumulated Other Comprehensive Income, a component of Shareholders' Investment, of $28.8 million, net of related income tax benefits. This non-cash charge resulted primarily from a decline in the fair value of the Company's pension investments as of its September 30, 2001 measurement date.

Shareholders' investment at the end of 2001 was $188.3 million, compared with $217.8 million at the end of 2000. This decrease is primarily a result of the Company's minimum pension liability adjustment and dividends paid to shareholders.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgements based upon historical experience and on various other factors that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies require significant judgements and estimates in the preparation of its consolidated financial statements.

Revenue Recognition

The Company's revenues are primarily comprised of claims processing or program administration fees. Revenue is recognized as services are rendered. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenue is recognized based on the estimated rate at which the services are provided. If the deferred revenue estimates change, the amount of revenue recognized within a period could be affected.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts, relating to its billed and unbilled receivables, for estimated losses resulting primarily from the inability of its clients to make required payments. If the financial condition of the Company's clients were to deteriorate, resulting in an inability to make payments, additional allowances may be required.

Self-Insurance Reserves

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. The Company records a liability for claims incurred under these self-insured programs based on management's estimate of the aggregate exposure. The estimated liability is calculated based on historical experience and the expected life of the claims. If the actual aggregate liability for claims is greater than the estimated liability, additional self-insurance reserves may be required.

Market Risk

Derivatives

The Company has not entered into any transactions using derivative financial instruments or derivative commodity instruments.

Foreign Currency Exchange

The Company's international operations expose the Company to foreign currency exchange rate changes that could impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The Company's revenues from its international operations were 26.3%, 27.1%, and 25.4% of total revenues at December 31, 2001, 2000, and 1999, respectively. Except for borrowing in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries.

The Company measures currency earnings risk related to its international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2001 were used to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10% change in foreign currency exchange rates would have decreased pretax income by approximately $0.8 million during 2001, had the U.S. dollar exchange rate increased relative to the currencies with which the Company had exposure.

Interest Rates

The Company is exposed to interest rate fluctuations on certain of its variable rate borrowings. Depending on general economic conditions, the Company uses variable rate debt for short-term borrowings and fixed rate debt for long-term borrowings. At December 31, 2001, the Company had $36.4 million in short-term loans outstanding with an average variable interest rate of 5.6%.

Credit Risk

The Company processes payments for claims settlements, primarily on behalf of its self-insured clients. The liability for the settlement cost of claims processed by the Company, which is generally pre-funded, remains with the client. Accordingly, the Company does not incur significant credit risk in the performance of these services.

Factors That May Affect Future Results

Certain of the statements contained in this and other sections of this Annual Report are forward-looking. While management believes that these statements are accurate, the Company's business is dependent upon general economic conditions and various conditions specific to its industry. Future trends and these factors could cause actual results to differ materially from the forward-looking statements that have been made. In particular, the following issues and uncertainties should be considered in evaluating the Company's prospects:

Legal Proceedings

In the normal course of the claims administration services business, the Company is named as a defendant in suits by insureds or claimants contesting decisions by the Company or its clients with respect to the settlement of claims. Additionally, clients of the Company have brought actions for indemnification on the basis of alleged negligence on the part of the Company, its agents, or employees in rendering service to clients. The majority of these claims are of the type covered by insurance maintained by the Company; however, the Company is self-insured for the deductibles under its various insurance coverages. In the opinion of the Company's management, adequate reserves have been provided for such self-insured risks.

In 2000, the Company received federal grand jury subpoenas requesting certain business and financial records of the Company dating back to 1992. Additional document requests and grand jury subpoenas were received in 2001 and 2002. The Company has been advised by the U.S. Department of Justice Fraud Section that the subpoenas were issued in connection with a nationwide investigation into the Company's billings for services in its U.S. Claims Management and Healthcare Management Services branch offices. One of the subpoenas relates to a matter that is also the subject of a billing dispute, currently being negotiated, between the Company and a client. The Company is cooperating fully with the government's inquiry and has retained outside counsel to conduct an internal investigation into its billing practices under the direction of the Company's Board of Directors. In addition, the Company has issued written corporate billing policies in order to clarify its billing practices and eliminate inconsistencies in their application, and is continuing to strengthen its internal audit and branch inspection procedures.

The Company cannot predict when the government's investigation will be completed, its ultimate outcome or its effect on the Company's financial condition or results of operations. However, the investigation could cause disruption in the delivery of the Company's services, and ultimately result in the imposition of civil, administrative or criminal fines or sanctions, as well as potential reimbursements to clients and loss of existing or prospective clients or business opportunities. Any such result could have a material adverse effect on the Company's financial condition and results of operations. Legal fees associated with the investigation were approximately $2.5 million in 2001, net of related tax benefits, or $0.05 per share.

Non-renewal of Material Contract

The Company is currently providing medical bill review services for a large U.S. insurer on a month-to-month basis under a contract that was not renewed at December 1, 2001. Revenues and pretax earnings related to the contract totaled $14.5 million and $1.6 million, respectively, in 2001.

Pension Expense

The Company uses a September 30 measurement date to determine its pension expense under Statement of Financial Accounting Standards ("SFAS") 87, "Employers' Accounting for Pensions." Due to a significant decline in the fair market value of the Company's pension investments at September 30, 2001, as well as a decline in interest rates during the year, the Company's pension expense is expected to increase by approximately $10 million in 2002.

New Accounting Pronouncement

The Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Intangible Assets," in June 2001. This statement changes the accounting for goodwill and certain intangible assets from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recorded in past business combinations, will cease when the Company adopts SFAS 142. This statement becomes effective on January 1, 2002 for all acquisitions entered into prior to June 30, 2001. Based on the Company's initial analysis, impairment of goodwill in the adoption year is not expected. The adoption of SFAS 142 will increase net income by approximately $3.0 million per year.

Consolidated Statements of Income

For the Years Ended December 31,	2001	2000	1999
(in thousands, except per share data)			
Revenues	**$725,539**	$712,174	$701,926
Costs and Expenses:			
Costs of services provided, less reimbursed expenses of $33,074 in 2001, $33,294 in 2000, and $38,109 in 1999	**546,333**	525,773	514,094
Selling, general, and administrative expenses	**123,178**	120,832	113,355
Special charges (Note 9)	**–**	16,740	–
Year 2000 expense	**–**	–	5,181
Corporate interest, net	**4,779**	4,476	2,762
Amortization of goodwill	**3,448**	3,203	2,790
	677,738	671,024	638,182
Income Before Income Taxes	**47,801**	41,150	63,744
Provision for Income Taxes	**18,356**	15,802	24,480
Net Income	**$ 29,445**	$ 25,348	$ 39,264
Net Income Per Share:			
Basic	**$ 0.61**	$ 0.52	$ 0.78
Diluted	**$ 0.61**	$ 0.52	$ 0.78
Weighted-Average Shares Outstanding:			
Basic	**48,492**	48,845	50,380
Diluted	**48,559**	48,933	50,498
Cash Dividends Per Share:			
Class A Common Stock	**$ 0.56**	$ 0.55	$ 0.52
Class B Common Stock	**$ 0.56**	$ 0.55	$ 0.52

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

As of December 31,	2001	2000
(in thousands)		
Assets		
Current Assets:		
Cash and cash equivalents	$ 21,966	$ 22,136
Accounts receivable, less allowance for doubtful accounts of $16,755 in 2001 and $17,335 in 2000	139,380	137,378
Unbilled revenues, at estimated billable amounts	85,687	87,067
Prepaid expenses and other current assets	14,602	17,606
Total current assets	261,635	264,187
Property and Equipment, at cost:		
Land	2,397	2,415
Buildings and improvements	21,662	20,337
Furniture and fixtures	62,216	61,935
Data processing equipment	57,323	61,157
Automobiles	3,564	3,998
	147,162	149,842
Less accumulated depreciation	(107,898)	(107,045)
Net property and equipment	39,264	42,797
Other Assets:		
Goodwill arising from acquisitions, less accumulated amortization of $21,566 in 2001 and $18,291 in 2000	86,239	82,599
Prepaid pension cost	7,138	47,633
Capitalized software costs, net	15,866	12,036
Deferred income tax asset	11,817	–
Other	9,456	9,099
Total other assets	130,516	151,367
	$ 431,415	$ 458,351

The accompanying notes are an integral part of these balance sheets.

Consolidated Balance Sheets

As of December 31,	2001	2000
(in thousands)		
Liabilities and Shareholders' Investment		
Current Liabilities:		
Short-term borrowings	$ 36,440	$ 44,420
Accounts payable	31,275	25,628
Accrued compensation and related costs	25,771	25,366
Self-insured risks	12,833	10,379
Accrued income taxes	16,001	12,922
Other accrued liabilities	13,118	15,355
Deferred revenues	20,543	23,353
Current installments of long-term debt	326	216
Total current liabilities	156,307	157,639
Noncurrent Liabilities:		
Long-term debt, less current installments	36,378	36,662
Deferred revenues	12,707	13,598
Self-insured risks	11,249	11,346
Deferred income tax liability	–	3,941
Minimum pension liability	10,328	–
Postretirement medical benefit obligation	6,645	7,785
Other	9,501	9,613
Total noncurrent liabilities	86,808	82,945
Shareholders' Investment:		
Class A Common Stock, $1.00 par value, 50,000 shares authorized; 23,843 and 23,754 shares issued and outstanding in 2001 and 2000, respectively	23,843	23,754
Class B Common Stock, $1.00 par value, 50,000 shares authorized; 24,697 shares issued and outstanding in 2001 and 2000	24,697	24,697
Additional paid-in capital	27	–
Retained earnings	186,683	183,664
Accumulated other comprehensive income	(46,950)	(14,348)
Total shareholders' investment	188,300	217,767
	$431,415	$458,351

Consolidated Statements of Shareholders' Investment

(in thousands)	Common Stock Class A Non-Voting	Common Stock Class B Voting	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Investment
Balance at December 31, 1998	$ 25,735	$ 25,168	$ 24,560	$172,958	$ (8,749)	$ 239,672
Comprehensive income:						
Net income	–	–	–	39,264	–	39,264
Translation adjustment	–	–	–	–	26	26
Total comprehensive income						39,290
Dividends paid	–	–	–	(26,247)	–	(26,247)
Shares repurchased	(861)	(354)	(12,589)	–	–	(13,804)
Shares issued in connection with options and benefits	98	12	1,385	–	–	1,495
Shares issued for acquisition (Note 7)	920	–	8,953	–	–	9,873
Balance at December 31, 1999	25,892	24,826	22,309	185,975	(8,723)	250,279
Comprehensive income:						
Net income	–	–	–	25,348	–	25,348
Translation adjustment	–	–	–	–	(5,625)	(5,625)
Total comprehensive income						19,723
Dividends paid	–	–	–	(26,939)	–	(26,939)
Shares repurchased	(2,256)	(143)	(23,479)	(720)	–	(26,598)
Shares issued in connection with options and benefits	118	14	1,170	–	–	1,302
Balance at December 31, 2000	23,754	24,697	–	183,664	(14,348)	217,767
Comprehensive income:						
Net income	**–**	**–**	**–**	**29,445**	**–**	**29,445**
Translation adjustment	**–**	**–**	**–**	**–**	**(3,825)**	**(3,825)**
Minimum pension liability adjustment (net of $17.9 million income tax benefit)	**–**	**–**	**–**	**–**	**(28,777)**	**(28,777)**
Total comprehensive income						**(3,157)**
Dividends paid	**–**	**–**	**–**	**(27,146)**	**–**	**(27,146)**
Shares issued in connection with options and benefits	**89**	**–**	**27**	**720**	**–**	**836**
Balance at December 31, 2001	**$23,843**	**$24,697**	**$ 27**	**$186,683**	**$(46,950)**	**$188,300**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2001	2000	1999
(in thousands)			
Cash Flows from Operating Activities:			
Net income	$29,445	$25,348	$39,264
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	20,626	19,570	17,028
Write-down of capitalized internal use software	–	16,740	–
Deferred income taxes	(287)	(18)	779
Loss on sales of property and equipment	125	550	479
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	(1,589)	(379)	(6,209)
Unbilled revenues	1,774	(586)	(1,870)
Prepaid or accrued income taxes	6,198	(1,174)	4,073
Accounts payable and accrued liabilities	4,035	(1,851)	13,226
Accrued restructuring charges	(859)	(2,381)	(8,374)
Deferred revenues	(2,741)	682	4,475
Prepaid expenses and other assets	6,345	(1,407)	5,777
Net cash provided by operating activities	63,072	55,094	68,648
Cash Flows from Investing Activities:			
Acquisitions of property and equipment	(11,990)	(9,332)	(20,377)
Acquisitions of businesses, net of cash acquired	(9,207)	(7,243)	(9,555)
Capitalization of software costs	(7,332)	(12,405)	(8,194)
Proceeds from sales of property and equipment	254	683	1,348
Net cash used in investing activities	(28,275)	(28,297)	(36,778)
Cash Flows from Financing Activities:			
Dividends paid	(27,146)	(26,939)	(26,247)
Repurchase of common stock	–	(26,598)	(13,804)
Proceeds from exercise of stock options	836	1,302	1,495
(Decrease) increase in short-term borrowings	(7,697)	10,217	2,676
Proceeds from long-term borrowings	–	21,000	15,000
Payments on long-term debt	(119)	(403)	(910)
Net cash used in financing activities	(34,126)	(21,421)	(21,790)
Effects of exchange rate changes on cash and cash equivalents	(841)	(956)	(787)
(Decrease) Increase in Cash and Cash Equivalents	(170)	4,420	9,293
Cash and Cash Equivalents at Beginning of Year	22,136	17,716	8,423
Cash and Cash Equivalents at End of Year	$21,966	$22,136	$17,716

The accompanying notes are an integral part of these statements.

Note 1 MAJOR ACCOUNTING AND REPORTING POLICIES

Nature of Operations and Industry Concentration

The Company is the world's largest independent provider of claims and risk management, loss adjustment, healthcare management, class action administration, and risk information services to insurance companies, self-insured corporations, and governmental entities. Substantial portions of the Company's revenues and accounts receivable are derived from United States ("U.S.") claims services provided to the property and casualty insurance industry.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions. The financial statements of the Company's international subsidiaries outside North America and the Caribbean are included in the Company's consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.

Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable, and short-term borrowings, approximates carrying value due to the short-term maturity of the instruments. The fair value of long-term debt approximates carrying value based on the effective interest rates compared to current market rates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Long-Lived Assets

Long-lived assets consist of property and equipment, capitalized software, and goodwill. Management periodically evaluates the recoverability of long-lived assets. Long-lived assets with a carrying value in excess of associated expected operating cash flows are considered to be impaired and are written down to fair value.

Property and Equipment

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for the principal property and equipment classifications are as follows:

Classification	Estimated Useful Lives
Furniture and fixtures	3-10 years
Data processing equipment	3-5 years
Automobiles	3-4 years
Buildings and improvements	7-40 years

Depreciation expense on property and equipment was $15,106,000, $14,883,000, and $13,078,000 for 2001, 2000, and 1999, respectively.

Capitalized Software

Capitalized software reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to ten years. Amortization expense for capitalized software was $2,072,000, $1,484,000, and $1,160,000 for 2001, 2000, and 1999, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired. Goodwill acquired prior to June 30, 2001 was amortized over 15 to 40 years using the straight-line method. Goodwill acquired after June 30, 2001 was not amortized in accordance with Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets." See New Accounting Pronouncements for further discussion.

Self-Insured Risks

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability.

Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred and is discounted at the prevailing risk-free rate based on the average expected life of the claim for workers' compensation and long-term disability claims. At December 31, 2001 and 2000, accrued self-insured risks totaled $24,082,000 and $21,725,000, respectively, including current liabilities of $12,833,000 and $10,379,000, respectively.

Revenue Recognition

Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. The Company's revenues are primarily comprised of claims processing or program administration fees. Out-of-pocket costs that are incurred in administering a claim are passed on by the Company to its clients and are excluded from revenues and recorded as a reduction to cost of services provided. Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts based upon various factors, including the credit risk of specific customers, historical trends, and other information.

Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to unbilled and deferred revenues, self-insurance, accrued compensation, and prepaid pension cost.

Net Income Per Share

Basic net income per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Diluted net income per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

Below is the calculation of basic and diluted net income per share:

(in thousands, except per share data)	**2001**	2000	1999
Net income available to common shareholders	**$29,445**	$25,348	$39,264
Weighted-average common shares outstanding – basic	**48,492**	48,845	50,380
Dilutive effect of stock options	**67**	88	118
Weighted-average common shares outstanding – diluted	**48,559**	48,933	50,498
Basic net income per share	**$ 0.61**	$ 0.52	$ 0.78
Diluted net income per share	**$ 0.61**	$ 0.52	$ 0.78

Additional options to purchase 4,978,800 shares of Class A Common Stock at $9.83 to $19.50 per share were outstanding at December 31, 2001, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares; to include them would have been antidilutive.

Foreign Currency Translation

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting cumulative translation adjustment is reported as a component of Accumulated Other Comprehensive Income in the Consolidated Balance Sheets.

Comprehensive Income

Comprehensive income for the Company consists of the total of net income, foreign currency translation adjustments, and minimum pension liability adjustments. The Company reports comprehensive income in the Consolidated Statements of Shareholders' Investment.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," in 2001. These Statements change the accounting for business combinations and goodwill. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method after that date is prohibited. SFAS 142 changes the accounting for goodwill and certain intangible assets from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recorded in past business combinations, will cease when the Company adopts SFAS 142. This statement becomes effective on January 1, 2002 for all acquisitions entered into prior to June 30, 2001. For all acquisitions made after June 30, 2001, the statement was effective upon acquisition. Based on the Company's initial analysis, impairment of goodwill in the adoption year is not expected. The adoption of SFAS 142 will increase net income by approximately $3.0 million per year.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment of Long-Lived Assets." SFAS 144 supercedes SFAS 121,"Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion 30, "Reporting Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," and amends APB Opinion 51, "Consolidated Financial Statements." The statement retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. This Statement also addresses the accounting and reporting issues related to discontinued operations. The Statement is effective for the Company on January 1, 2002. The Company does not expect this statement to have a material impact on its consolidated results of operations, financial position, or cash flows, because the impairment assessment under SFAS 144 is largely unchanged from SFAS 121.

In November 2001, the Emerging Issues Task Force released staff announcement D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." The announcement requires that reimbursed out-of-pocket expenses be characterized as revenues in the income statement. This announcement is effective for the Company on January 1, 2002. Reimbursed expenses totaled $33,074,000, $33,294,000, and $38,109,000 in 2001, 2000, and 1999, respectively.

The FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," in 1998 and SFAS 138 as an amendment to SFAS 133 in 2000. SFAS 133 and 138 establish accounting and reporting standards for derivative instruments. SFAS 133 and 138, which were effective for the Company beginning January 1, 2001, require that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Except for borrowing in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries. As a result, the adoption of the new standard did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements." SAB 101, which was adopted by the Company in the fourth quarter of 2000 retroactively to January 1, 2000, provides guidance on applying accounting principles generally accepted in the U.S. to revenue recognition issues in financial statements. The adoption of this SAB did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

Note 2 RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $4,574,000, $5,198,000, and $5,129,000 in 2001, 2000, and 1999, respectively.

Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. The postretirement medical benefit obligation was $6.6 million for 2001 and $7.8 million for 2000.

Benefits payable under the Company's defined benefit retirement plans are generally based on career compensation. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. Plan assets are invested primarily in equity and fixed income securities.

The following schedule reconciles the funded status of the defined benefit plans with amounts reported in the Company's balance sheets at December 31, 2001 and 2000.

(in thousands)	2001	2000
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$373,016**	$371,564
Service cost	**12,101**	11,385
Interest cost	**28,775**	27,551
Actuarial loss (gain)	**19,183**	(9,412)
Benefits paid	**(15,438)**	(17,138)
Foreign currency effects	**(798)**	(10,934)
Benefit obligation at end of year	**416,839**	373,016
Change in Plan Assets:		
Fair value of plan assets at beginning of year	**452,482**	425,187
Actual return on plan assets	**(45,138)**	55,140
Employer contributions	**2,165**	3,122
Benefits paid	**(15,310)**	(17,038)
Foreign currency effects	**(429)**	(13,929)
Fair value of plan assets at end of year	**393,770**	452,482
Funded status of plan	**(23,069)**	79,466
Unrecognized actuarial loss (gain)	**63,925**	(32,140)
Unrecognized prior service cost	**599**	194
Unrecognized net transition asset	**(504)**	(2,608)
Net amount recognized	**40,951**	44,912
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid pension cost	**7,138**	47,633
Less minimum pension liability	**10,328**	–
Less pension obligation included in other accrued liabilities	**2,575**	2,721
Add accumulated other comprehensive income	**46,716**	-
Net amount recognized	**$40,951**	$ 44,912

Assumptions used in accounting for the plans were:

	2001	2000
Discount rate	**7.25%**	7.50%
Expected return on plan assets	**9.25%**	9.25%
Rate of compensation increase	**4.00%**	4.50%

Net periodic benefit cost related to the defined benefit plans in 2001, 2000, and 1999 included the following components:

(in thousands)	2001	2000	1999
Service cost	**$ 12,101**	$ 11,385	$ 13,474
Interest cost	**28,775**	27,551	25,281
Expected return on assets	**(33,016)**	(32,020)	(29,982)
Amortization	**(401)**	(425)	(391)
Recognized net actuarial (gain) loss	**(1,085)**	(116)	2,196
Net periodic benefit cost	**$ 6,374**	$ 6,375	$ 10,578

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $336 million, $309 million, and $299 million, respectively, as of December 31, 2001, and $299 million, $272 million, and $334 million, respectively, as of December 31, 2000.

Note 3 INCOME TAXES

Income before provisions for income taxes consists of the following:

(in thousands)	2001	2000	1999
U.S.	**$38,622**	$27,753	$57,780
Foreign	**9,179**	13,397	5,964
	$47,801	$41,150	$63,744

The provisions (credits) for income taxes consist of the following:

(in thousands)	2001	2000	1999
Current:			
U.S. federal and state	**$15,308**	$14,607	$23,663
Foreign	**3,335**	1,213	38
Deferred	**(287)**	(18)	779
	$18,356	$15,802	$24,480

Cash payments for income taxes were $12,153,000 in 2001, $16,345,000 in 2000, and $20,763,000 in 1999.

The provisions for income taxes are reconciled to the federal statutory rate of 35% as follows:

(in thousands)	2001	2000	1999
Federal income taxes at statutory rate	**$16,730**	$14,403	$22,310
State income taxes, net of federal benefit	**1,709**	1,471	2,279
Other	**(83)**	(72)	(109)
	$18,356	$15,802	$24,480

The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2001, such undistributed earnings totaled $48,710,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable, since such liability, if any, is dependent on circumstances existing when remittance occurs.

Deferred income taxes consist of the following at December 31, 2001 and 2000:

(in thousands)	2001	2000
Accrued compensation	**$ 4,171**	$ 7,038
Minimum pension liability	**3,966**	–
Self-insured risks	**9,140**	7,770
Deferred revenues	**11,072**	11,787
Postretirement benefits	**2,552**	2,990
Other	**2,577**	2,077
Gross deferred tax assets	**33,478**	31,662
Unbilled revenues	**14,879**	15,873
Depreciation and amortization	**4,513**	3,472
Prepaid pension cost	**2,141**	18,291
Other	**858**	1,165
Gross deferred tax liabilities	**22,391**	38,801
Net deferred tax assets (liabilities)	**11,087**	(7,139)
Less noncurrent net deferred tax assets (liabilities)	**11,817**	(3,941)
Current net deferred tax liabilities included in accrued income taxes	**$ (730)**	$ (3,198)

Note 4 LEASE COMMITMENTS

The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases consists of the following:

(in thousands)	**2001**	2000	1999
Office space	**$28,938**	$28,152	$28,412
Automobile	**9,962**	11,358	11,218
Computer equipment	**–**	417	527
	$38,900	$39,927	$40,157

At December 31, 2001, future minimum payments under noncancelable operating leases with terms of more than 12 months were as follows: 2002 – $27,125,000; 2003 – $22,874,000; 2004 – $18,789,000; 2005 – $13,212,000; 2006 – $8,993,000; and thereafter – $28,300,000.

Note 5 LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt consists of the following at December 31, 2001 and 2000:

(in thousands)	**2001**	2000
Term loan payable to bank due September 2004, interest payable quarterly at 6.8%	**$15,000**	$15,000
Term loan payable to bank due March 2005, interest payable quarterly at 7.7%	**21,000**	21,000
Mortgage payable, secured by building, due August 2003, interest rate of 7.3%	**477**	597
Capital lease obligations	**227**	281
Total debt	**36,704**	36,878
Less: current installments	**(326)**	(216)
Total long-term debt	**$36,378**	$36,662

The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months.

The term loans payable contain various provisions that, among other things, require the Company to maintain defined fixed charge coverage and leverage ratios and limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. The balance of unused lines of credit totaled $25,646,000 at December 31, 2001. Short-term borrowings totaled $36,440,000 and $44,420,000 at December 31, 2001 and 2000, respectively. The weighted average interest rate on short-term borrowings was 5.6% during 2001 and 5.8% during 2000. Cash paid for interest was $6,080,000, $5,996,000, and $3,961,000 for 2001, 2000, and 1999, respectively.

Note 6 SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: one that provides claims services through branch offices located in the United States ("U.S. Operations") and the other, which provides similar services through branch or representative offices located in 66 other countries ("International Operations"). Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, defined as earnings before special charges, year 2000 expense, amortization of goodwill, net corporate interest, and income taxes.

Financial information as of December 31, 2001, 2000, and 1999 covering the Company's reportable segments is presented below:

(in thousands)	U.S. Operations	International Operations	Consolidated Totals
2001			
Revenues	**$534,671**	**$190,868**	**$725,539**
Operating earnings	**43,255**	**12,773**	**56,028**
Depreciation and amortization	**13,833**	**6,793**	**20,626**
Capital expenditures	**12,040**	**7,282**	**19,322**
Assets	**232,468**	**198,947**	**431,415**
2000			
Revenues	$519,150	$193,024	$712,174
Operating earnings	48,545	17,024	65,569
Depreciation and amortization	13,548	6,022	19,570
Capital expenditures	15,267	6,470	21,737
Assets	268,109	190,242	458,351
1999			
Revenues	$523,342	$178,584	$701,926
Operating earnings	64,568	9,909	74,477
Depreciation and amortization	11,320	5,708	17,028

The Company's most significant International Operations are in the United Kingdom ("U.K."). Revenues in the U.K. were $65,388,000, $74,283,000, and $73,925,000 in 2001, 2000, and 1999, respectively. Long-lived assets related to these operations were $51,059,000 and $45,028,000 as of December 31, 2001 and 2000, respectively.

Note 7 ACQUISITIONS

The Company's annual acquisitions for the years presented were not material individually or in the aggregate to the Company's financial statements. The Company uses the purchase method of accounting for all acquisitions. The Company considers the purchase price allocations of all acquisitions to be preliminary for the 12 months following the acquisition date, and are subject to change during that period. Results of operations of acquired companies are included in the Company's consolidated results as of the acquisition date.

During 2001, the Company recorded the following acquisitions: Leonard, Hirst & Miller Adjusters (1997), Ltd. ("LH&M"), a Canadian multi-line adjusting firm; Central Victorian Loss Adjusters, an Australian claims administrator; SVS Experts B.V., a Dutch independent adjuster; and Resin, an independent adjuster in Brazil, for an aggregate initial purchase price of $6.5 million in cash, excluding cash acquired. The purchase price of LH&M may be further increased based on future earnings through April 30, 2004.

During 2000, the Company recorded the following acquisitions: Greentree Investigations, Inc. ("Greentree"), a provider of surveillance services; HDS Taxatie en Contra-Expertise BV, a Holland-based claims administrator; and Sudexa, a France-based claims administrator for an aggregate initial purchase price of $4.5 million in cash, excluding cash acquired. Additional payments of $0.2 million and $0.1 million in 2001 and 2000, respectively, were paid to the former owner of Greentree, pursuant to the purchase agreement. The purchase price of Greentree may be further increased based on future earnings through April 3, 2005.

During 1999, the Company acquired the Garden City Group ("GCG"), a legal administration services provider, and PRISM Network, Inc., an Internet-based property contractor network provider, for an aggregate initial purchase price of $6.3 million in cash, excluding cash acquired, and 920,000 shares of the Company's Class A common stock valued at approximately $9.9 million. Additional payments of $2.5 million, $2.6 million, and $3.3 million in 2001, 2000, and 1999, respectively, were paid to the former owners of GCG pursuant to the purchase agreement. The purchase price of GCG will be finalized in the first quarter of 2002.

In conjunction with these acquisitions, the goodwill recognized, fair values of assets acquired, liabilities assumed, equity issued, and cash paid were as follows:

(in millions)	**2001**	2000	1999
Goodwill recognized:			
U.S. operations	**$ 2.7**	$ 4.2	$ 18.3
International operations	**5.4**	2.3	–
Total goodwill recognized	**8.1**	6.5	18.3
Fair values of assets acquired	**3.2**	2.6	7.0
Other liabilities assumed	**(2.1)**	(1.9)	(5.8)
Equity issued	**–**	–	(9.9)
Cash paid, net of cash acquired	**$ 9.2**	$ 7.2	$ 9.6

Note 8 RESTRUCTURING CHARGES

During the third quarter of 1998, the Company restructured its U.K. and Canadian operations and realigned senior management following the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits, the restructuring charge totaled $9,692,000.

The following is a rollforward of the Company's accrued restructuring costs:

(in thousands)	Leases	Employee Separations	Total
Balance at January 1, 1999	$ 8,800	$ 4,713	$13,513
Utilized	(4,379)	(3,995)	(8,374)
Balance at December 31, 1999	4,421	718	5,139
Utilized	(1,979)	(402)	(2,381)
Balance at December 31, 2000	2,442	316	2,758
Utilized	**(624)**	**(235)**	**(859)**
Balance at December 31, 2001	**1,818**	**81**	**1,899**
Less noncurrent portion	**(1,548)**	**–**	**(1,548)**
Current portion of accrued restructuring costs	**$ 270**	**$ 81**	**$ 351**

The noncurrent portion of accrued restructuring costs consists of long-term lease obligations related to various U.K. offices, which the Company has vacated and is currently attempting to sublease. Management believes the remaining reserves are adequate to complete its plan.

Note 9 WRITE-DOWN OF INTERNAL USE SOFTWARE

In December 2000, the Company announced the termination of its contract with a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge totaled $10.3 million after tax, or $0.21 per share for the year ended December 31, 2000. The Company continues to pursue recovery of amounts due from the software development company related to its failure to perform under the contract. Any recoveries of amounts due the Company will be recorded as received in cash.

Note 10 CONTINGENCIES

The Company has received federal grand jury subpoenas requesting certain business and financial records of the Company dating back to 1992. The Company has been advised that the subpoenas were issued in connection with an investigation into the Company's billings for services in its U.S. Claims Management and Healthcare Management Services branch offices. The Company is cooperating fully with the investigation. It is not possible to determine what effects, if any, this investigation might ultimately have on the Company's financial position or results of operations. During 2001, expenses associated with the investigation totaled $2.5 million, net of related tax benefits, or $0.05 per share.

Note 11 COMMON STOCK

The Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock.

Share Repurchases

In April 1999, the Company's Board of Directors authorized a share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2001, the Company has reacquired 2,150,876 shares of its Class A Common Stock, including 1.9 million shares acquired from Swiss Reinsurance Company in 2000, and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively.

Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to U.S. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 2001, 2000, and 1999, the Company issued 80,984, 83,309, and 56,068 shares, respectively, to employees under this plan.

Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of Class A Common Stock to eligible employees in the U.K. The scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 2001, no shares have been issued under this scheme.

Stock Option Plans

The Company has various stock option plans for employees and directors, which provide for nonqualified and incentive stock option grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock. At December 31, 2001, there were 1,970,800 shares available for future option grants under the plans.

The fair value of options is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2001	2000	1999
Expected dividend yield	**3.4%**	3.5%	3.8%
Expected volatility	**20%**	20%	20%
Risk-free interest rates	**4.6%**	5.5%	6.8%
Expected life of options	**7 years**	7 years	7 years

All of the outstanding and exercisable options as of December 31, 2001 are for Class A Common Stock. A summary of the status of the Company's stock option plans is as follows:

	2001		2000		1999	
(in thousands of shares)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	**4,445**	**$ 13**	3,998	$ 13	4,001	$ 15
Options granted	**1,116**	**10**	688	11	1,281	11
Options acquired	**–**	**–**	–	–	141	2
Options exercised	**(8)**	**3**	(65)	7	(58)	6
Options forfeited and expired	**(271)**	**12**	(176)	15	(1,367)	16
Outstanding, end of year	**5,282**	**13**	4,445	13	3,998	13
Exercisable, end of year	**1,390**	**12**	1,191	12	981	12
Weighted-average fair value of options granted during the year:						
Incentive stock options		**$1.90**		$2.33		$2.79
Nonqualified stock options		**1.90**		2.29		2.88

The following table summarizes information about stock options outstanding at December 31, 2001:

(in thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$ 2 to 8	71	4.3	$ 2	71	$ 2
9 to 12	2,159	7.1	10	566	11
13 to 17	2,702	5.0	14	643	14
18 to 20	350	4.4	19	110	19
$ 2 to 20	5,282	5.8	13	1,390	12

As part of the PRISM acquisition, the Company acquired and converted outstanding PRISM stock options to 141,415 options of Crawford Class A Common Stock at an option price of $2.41 per share. At December 31, 2001, 71,070 of these options were outstanding and exercisable.

Pro Forma Information

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option and employee stock purchase plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)		**2001**	2000	1999
Net income	As reported	**$29,445**	$25,348	$39,264
	Pro forma	**26,950**	22,159	36,395
Net income per share – basic	As reported	**0.61**	0.52	0.78
	Pro forma	**0.56**	0.45	0.72
Net income per share – diluted	As reported	**0.61**	0.52	0.78
	Pro forma	**0.56**	0.45	0.72

Report of Management

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgements and estimates where appropriate.

The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel. Management believes it maintains an effective system of internal accounting controls.

The Audit Committee of the Board of Directors, composed solely of outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent public accountants to review the work of each and to assure that each performs its responsibilities. The independent public accountants, Arthur Andersen LLP, are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors, and ratified by the Company's shareholders. Both the internal auditors and Arthur Andersen LLP have unrestricted access to the audit committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of internal accounting controls.

Grover L. Davis
Chief Executive Officer

John F. Giblin
Executive Vice President and Chief Financial Officer

W. Bruce Swain
Senior Vice President, Controller, and Chief Accounting Officer

Atlanta, Georgia
January 25, 2002

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheets of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Atlanta, Georgia
January 25, 2002

Selected Financial Data

For the Years Ended December 31,	**2001**	2000	1999	1998	1997
(in thousands, except per share data)					
Revenues	**$725,539**	$712,174	$701,926	$667,271	$692,322
Operating Earnings[1]	**56,028**	65,569	74,477	66,142	86,509
Net Income	**29,445**	25,348	39,264	27,465	46,989
Net Income Per Share:					
Basic	**0.61**	0.52	0.78	0.55	0.95
Diluted	**0.61**	0.52	0.78	0.54	0.93
Operating Margin	**7.7%**	9.2%	10.6%	9.9%	12.5%
Current Assets	**261,635**	264,187	267,836	251,146	278,814
Total Assets	**431,415**	458,351	474,028	432,890	428,866
Current Liabilities	**156,307**	157,639	157,990	140,574	124,569
Long-Term Debt, Less Current Installments	**36,378**	36,662	16,053	1,854	731
Total Debt	**73,144**	81,298	55,430	39,613	21,137
Shareholders' Investment	**188,300**	217,767	250,279	239,672	215,005
Total Capital	**261,444**	299,065	305,709	279,285	236,142
Current Ratio	**1.7:1**	1.7:1	1.7:1	1.8:1	2.2:1
Total Debt-to-Total Capital	**28.0%**	27.2%	18.1%	14.2%	9.0%
Return on Average Shareholders' Investment	**14.5%**	10.8%	16.0%	12.1%	21.5%
Cash Flows from Operating Activities	**63,072**	55,094	68,648	20,936	66,876
Cash Flows from Investing Activities	**(28,275)**	(28,297)	(36,778)	(40,409)	(12,019)
Cash Flows from Financing Activities	**(34,126)**	(21,421)	(21,790)	(26,733)	(53,625)
Shareholders' Equity Per Share	**3.88**	4.49	4.93	4.71	4.35
Cash Dividends Per Share:					
Class A Common Stock	**0.56**	0.55	0.52	0.50	0.44
Class B Common Stock	**0.56**	0.55	0.52	0.50	0.44
Weighted-Average Shares Outstanding:					
Basic	**48,492**	48,845	50,380	50,341	49,566
Diluted	**48,559**	48,933	50,498	50,938	50,687

[1] *Earnings before special charges, year 2000 expense, amortization of goodwill, net corporate interest, minority interest, and income taxes.*

Quarterly Financial Data [unaudited], Dividend Information and Common Stock Quotations

2001	First	Second	Third	Fourth	Fiscal Year
(in thousands, except per share data)					
Revenues	$179,455	$186,527	$181,412	$178,145	$725,539
Pretax income	13,291	14,274	10,806	9,430	47,801
Net income	8,187	8,793	6,657	5,808	29,445
Net income per share – basic	0.17	0.18	0.14	0.12	0.61
Net income per share – diluted	0.17	0.18	0.14	0.12	0.61
Cash dividends per share:					
Class A Common Stock	0.14	0.14	0.14	0.14	0.56
Class B Common Stock	0.14	0.14	0.14	0.14	0.56
Common stock quotations[(A)]:					
Class A – High	10.38	12.50	12.10	9.65	12.50
Class A – Low	9.65	9.00	8.89	8.45	8.45
Class B – High	13.45	18.00	15.25	12.90	18.00
Class B – Low	11.23	10.50	11.42	11.50	10.50

2000	First	Second	Third	Fourth	Fiscal Year
(in thousands, except per share data)					
Revenues	$177,432	$184,436	$180,117	$170,189	$712,174
Pretax income (loss)	17,095	17,035	15,678	(8,658)	41,150
Net income (loss)	10,531	10,493	9,658	(5,334)	25,348
Net income (loss) per share – basic	0.21	0.22	0.20	(0.11)	0.52
Net income (loss) per share – diluted	0.21	0.22	0.20	(0.11)	0.52
Cash dividends per share:					
Class A Common Stock	0.1375	0.1375	0.1375	0.1375	0.55
Class B Common Stock	0.1375	0.1375	0.1375	0.1375	0.55
Common stock quotations[(A)]:					
Class A – High	11.88	11.19	11.25	10.63	11.88
Class A – Low	11.00	10.25	10.38	9.44	9.44
Class B – High	14.13	14.00	12.94	13.00	14.13
Class B – Low	11.00	11.00	11.00	11.38	11.00

[(A)] *The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.*

The approximate number of record holders of the Company's stock as of December 31, 2001: Class A – 1,897 and Class B – 830.

Directors

seated left to right

Archie Meyers, Jr.
Chairman

Grover L. Davis
President and Chief Executive Officer

standing left to right

John A. Williams
Chairman and Chief Executive Officer
Post Properties, Inc.

Linda K. Crawford
Private Investor

Forrest L. Minix
Retired
Former Chairman and
Chief Executive Officer

Jesse C. Crawford
President
Crawford Communications, Inc.

J. Hicks Lanier
Chairman of the Board
Oxford Industries, Inc.

Larry L. Prince
Chairman and Chief Executive Officer
Genuine Parts Company

Charles Flather
Managing Partner
Middlegreen Associates

E. Jenner Wood III
Chairman, President,
and Chief Executive Officer
SunTrust Bank, Georgia



Officers

Executive Management

Archie Meyers, Jr.
Chairman

Grover L. Davis
President and Chief Executive Officer

James A. McGee
President
U.S. Operations

Jeffrey T. Bowman
President
International Operations

John F. Giblin
Executive Vice President
and Chief Financial Officer

Judd F. Osten
Executive Vice President
General Counsel and Corporate
Secretary

William L. Beach
Senior Vice President
Human Resources

Product Line Management

Stephen V. Festa
Executive Vice President
Risk Management Services

Greg P. Hodson
Executive Vice President
Claims Management Services

Victoria Holland
Executive Vice President
Healthcare Management Services

Howard L. Rogers
Executive Vice President
Business Solutions Group

Shareholder Information

Corporate Headquarters
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.256.0830

Inquiries
Individuals seeking financial data should contact:
Investor Relations, John F. Giblin,
Chief Financial Officer, 404.847.4571

Form 10-K
A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon request to:
Corporate Secretary
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.847.4551

Annual Meeting
The Annual Meeting of shareholders will be held at 2:00 p.m. on April 30, 2002, at the corporate headquarters of Crawford & Company,
5620 Glenridge Drive, N.E.,
Atlanta, Georgia 30342

Transfer Agent
SunTrust Bank, Atlanta
Stock Transfer Department
P.O. Box 4625
Atlanta, Georgia 30302
1.800.568.3476

Trading Information
Crawford & Company lists its common shares on the New York Stock Exchange under the symbols CRDA and CRDB

Internet Address
www.crawfordandcompany.com

5620 Glenridge Drive, N.E.
Atlanta, GA 30342

404.256.0830
crawfordandcompany.com

Crawford®